SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                     RYANAIR'S DUBLIN PILOTS EACH RECEIVE
                      OVER EUR60,000 SHARE OPTION WINDFALL

Ryanair, Europe's largest low fares airline, today (Friday, 2nd December 2005) confirmed that many of its Dublin pilots have received windfalls of over EUR60,000 each by selling their share options, which became exercisable from yesterday (1st December). Based on today's share price of EUR7.50 the options have a value of EUR190,000, yielding windfalls of over EUR60,000 for each participating pilot.

The share options form part of the collective 5 year pay, benefit and share option scheme that the Dublin pilots negotiated directly with the airline in November 2000 and are the ninth tranche of options which Ryanair's Dublin pilots have enjoyed over each of the past nine years. The total value of these options to each qualifying Dublin pilot since Ryanair floated in 1997 is almost EUR500,000 and if disposed of at the exercise date, they have generated a total profit of almost EUR300,000 for each qualifying Dublin pilot.

Welcoming this latest tranche of profitable share options for Ryanair's pilots, Ryanair's Director of Personnel, Eddie Wilson said:

    "Ryanair will continue to negotiate directly with all our people, and we hope that as a result of this internal collective bargaining process our people will continue to share in Ryanair's success as we grow to become Europe's largest and most valuable airline."

    "This latest EUR60,000 share option profit is one of many benefits which Ryanair's Dublin pilots have negotiated directly with Ryanair. Ryanair's pay, promotion, job security and share options are better than any other 737 pilot package in Europe. This is why Ryanair has over the past 12 months recruited more than 150 pilots from other airlines including Easyjet, Lufthansa, SAS, Alitalia and British Midlands".

Ends.                         Friday, 2nd December 2005

For reference:
Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00-353-1-8121228         Tel: 00-353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  02 December 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director